UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Spiro Technologies, Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      June 10, 2014

Physical address of issuer
745 Atlantic Avenue, Boston, MA 02111

Website of issuer
https://spiro.ai

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary

008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5.00% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of securities to be offered
___743,397_____

Price (or method for determining price)
$0.605

Target offering amount
$450,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
June 2, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
15

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$382,925.00	$343,871.00
Cash & Cash Equivalents	$343,995.00	$341,171.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$1,667,284.00	$1,290,877.00
Long-term Debt	$1,142,536.00	$308,125.00
Revenues/Sales	$21,918.00	$0.00
Cost of Goods Sold	$15,717.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$1,171,786.00	-$1,067,340.00

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)**

April 2, 2017

Spiro Technologies, Inc.



UP TO $1,000,000 OF SERIES SEED PREFERRED STOCK

Spiro Technologies, Inc. ("Spiro," the "company," "we," "us", or "our"), is offering up to $450,000 worth of Crowd Notes of the company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $100,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $450,000 by June 2, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $450,000 under the Combined Offerings (the "Closing Amount") by June 2, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the company reaches its Closing Amount prior to June 2, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than May 31, 2017.

Once posted, the annual report may be found on the Company's website at: https://spiro.ai

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least three annual reports pursuant to Regulation CF;

(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this offering may be found at: https://www.seedinvest.com/spiro/seed

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Spiro Technologies, Inc. (the "Company") is a Delaware Corporation, formed on June 10, 2014. The Company is currently also conducting business under the name of Spiro.

The Company is located at 745 Atlantic Avenue, Boston, MA 02111.

The Company's website is https://spiro.ai.

A description of our products as well as our services, process, and business plan can be found on the company's profile page on SeedInvest under https://www.seedinvest.com/spiro/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business
Spiro is the maker of an AI-powered, self-writing CRM that automatically updates itself and helps salespeople to focus on selling.

The Business Plan
Spiro is a SaaS provider. We charge our customers between $18 to $66 per month (prices may vary in the future), or they can pay us an annual fee for a slightly discounted rate.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and may have superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Adam Honig who is the CEO of the Company. The Company has or intends to enter into employment agreements with Adam Honig although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Adam Honig or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Adam Honig in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Adam Honig die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner; and
* our inability to adjust certain fixed costs and expenses for changes in demand.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of intellectual property rights, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our

proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face risk of cyber attacks on our information infrastructure. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Units of Preferred Stock. Because the Units of Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of Preferred Stock may also adversely affect the price that you might be able to obtain for the Units of Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners.

Prior to the offering the Company's current owners of 20% or more beneficially own up to 76.1% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution.
Non-major purchasers of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess.
Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

The purchase agreement contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.
By purchasing Series Seed Preferred Shares in this offering, you agree to be bound by the dispute resolution and class action waiver provisions found in Sections 4.11 and 4.12 of the purchase agreement. Those provisions apply to claims regarding this offering. Any debate about the terms of the Series Seed Preferred Shares will be governed by New York corporate law. Under those provisions, disputes under the purchase agreement will be resolved in arbitration conducted in New York. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

BUSINESS

Description of the Business
Spiro is the maker of an AI-powered, self-writing CRM that automatically updates itself and helps salespeople to focus on selling.

Business Plan
Spiro Personal Edition product is primarily a lead generation tool for us. Over the past three months, 3,000 salespeople have signed up to try Spiro. We use the data from these 21 day free trials to continue to train our AI solution, and we target these free trial users of Spiro to buy our enterprise product, Spiro Team Edition. Almost all of the sales of Spiro Team Edition come from leads generated through the Personal Edition. From our inbound marketing efforts and trial users, we've been generating around 75 sales appointments a month, which has helped us grow revenue and build a large pipeline. We have over 25 paying customers on Spiro Team Edition, with in total around 400 seats. Spiro Voice is a new offering and allows inside sales teams to utilize click-to-call functionality and SMS texting from within Spiro's web application. At this point we have two customers paying for this product.

We are moving towards charging our customers up front for our software. We can accelerate this change and bring the company to a cash-flow positive position sooner if needed, and we can reduce our engineering expenses to bring our current burn rate down.

History of the Business
The Company was incorporated in June 2014, and we started development on the first product October 2014.

The Company's Products and/or Services

Product / Service	Description	Current Market
Spiro	AI-powered, self-writing CRM that automatically updates itself and helps salespeople to focus on selling	We serve the CRM market, which is a $34B annual market, according to Gartner. Over the past three months, we've developed a significant pipeline of opportunities, mostly focused on mid-market companies.

We have no new products in development.

We have both an inbound and an outbound customer acquisition strategy.

<u>Inbound</u>
We publish two or three times per week highly sharable, magnetic articles about sales. Recent posts include "9 Things Ridiculously Successful Sales Managers Do Every Day", "10 Things All Salespeople Hate" and "383 Deals Closed in 6 Months; How Did Heidi Brown Do That?" These posts are typically shared 3,000 to 8,000 times on social networks, and generated over 200,000 visitors to the Spiro website in the past 30 days. This has helped us build over 20,000 Twitter followers, a 40,000+ person email list and over 7,000 followers on Facebook. These visitors start trials of Spiro (~40 per day) or request demonstrations of Spiro's products for their teams. We have automated email sequences that send to both the email list and trial users with the intent of asking prospects to opt into a sales cycle. We generated 104 sales appointments in February through this process.

<u>Outbound</u>
Based on what we've learned from our inbound efforts, we've started directly targeting prospects who we believe to be good fits for our solution. We email and call them to set up sales appointments. Once we secure a phone sales appointment, we demonstrate the solution, inquire as to the prospects pain points, and market a team solution.

Competition
The Company's primary competitors are Base CRM, Insightly, Pipedrive, Prosperworks.

The markets in which our products are sold are highly competitive. Our products compete against similar products of large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Spiro's "self-writing CRM" is very different than the others in the market because it: a) automatically updates itself as a salesperson does their work, and doesn't require data entry; b) gives salespeople and sales managers proactive advice on who to call, email, meet with.

Supply Chain and Customer Base
We're focused on mid-market companies, primarily in the industrial, logistics and business services industries. Our customers include Worldwide Rentals, C H Robinson, and TruPlace. TruPlace is the only customer we have that is more than 5% of our annual revenues, and they're 5.32%.

Intellectual Property and Research and Development
The Company is dependent on the following intellectual property: None.

We are constantly developing and innovating based on feedback and customer experiences. We do not allocate a distinct portion of our operating budget to research and development.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
745 Atlantic Avenue Boston, MA 02111 United States	Lease	Four seat office in WeWork co-working space by South Station, Boston

Governmental/Regulatory Approval and Compliance

N/A

N/A

Litigation
None

Other
The Company's principal address is 745 Atlantic Avenue, Boston, MA 02111

The Company conducts business in Massachusetts.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	2.2%	$9,900	1%	$10,000
Intermediary Fees	7.5%	$33,750	7.5%	$75,000
Estimated Attorney Fees	2.2%	$9,900	1%	$10,000
General Marketing	20%	$90,000	20%	$200,000
Future Wages	61%	$274,500	61%	$610,000

General Working Capital	7.1%	$31,950	9.5%	$95,000
Total	**100%**	**$450,000**	**100%**	**$1,000,000**

The above table of the anticipated use of proceeds is not binding on the company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the company.

We anticipate that this financing will give us the runway to bring Spiro to a cash breakeven business, and give us options to raise additional financing to further accelerate our growth. Approximately 46% of the funds raised will be to expand headcount in our marketing, sales and customer success functions. An additional 20% will be used to fund marketing programs, 15% for increased engineering staff and the remainder with general expenses.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Omar Hussain

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Member of the Board of Directors, November 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education
Omar is a successful technology executive with experience in building large scale software companies. Omar was most recently CEO of Imprivata Inc. where he lead it to become one of the largest and fastest software companies for the healthcare industry. Omar lead the company from its earliest stages to IPO and it's $544M sale to Thomas Bravo. Prior to Imprivata, Omar was an executive at Compuware, Open Environment and Access International.

Name
Tom Tucker

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Member of the Board of Directors, November 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education
Tom is a strategic business leader and advisor, and was most recently the CEO of Akibia, Inc., a global technology infrastructure service provider. Under Tom's guidance, Akibia grew to over $100M in revenue and was acquired by Zensar Technologies in 2010. Tom is an investor, advisor and a member of Spiro's board of directors.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Andy Levi

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-founder and CTO, June 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Andy is a strategic technical thinker, who has a proven track recording in building solutions that salespeople actually use. As Spiro's CTO Andy is responsible for the day-to-day strategy and management of Spiro's product and software development team.

Education
Prior to co-founding Spiro, Andy was a technical architect and business applications Director at Forrester Research and IntraLinks Corporation. Adam and Andy worked together at Innoveer Solutions, where Andy was the Director of Innoveer's New England practice. Andy is originally from Venezuela, and worked in Cambridge Technology's Caracas office before moving to the United States. Andy has a B.Sc. in Systems Engineering from Universidad Metropolitana.

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity

Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors/Managers/Managing Member
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Board of Directors

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 15 employees, including contract employees in Massachusetts and Sarajevo, Bosnia.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Convertible Notes
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Percentage ownership of the company by holders of the Units of Preferred Stock (assuming conversion if convertible securities)	%

The Company has the following debt outstanding:

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes		**$1,491,625**	Proceeds were used to create first product	November 1, 2014	
Convertible Notes		$915,002	Proceeds were used to create second product and for marketing	May 1, 2015	
Convertible Notes		$443,085	Proceeds for general business operations	February 1, 2017	

Ownership

A majority of the Company is owned by a few Adam Honig, who owns 76.14% of the voting power prior to the offering.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Adam Honig	76.1%

Following the Offering, the Purchasers will own 5.0% of the Company if the Minimum Amount is raised and 14.8% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations

As of January 31, 2017, the Company's available cash was $343,995. The Company incurred a substantial loss from operations and had negative cash flows from operating activities for the year ended January 31, 2017. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities. These projections, and certain liquidity risks, raise substantial doubt about whether the Company will be able to meet current operating demands. As a result of these factors, there exists substantial doubt to whether the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We anticipate that this financing will give us the runway to bring Spiro to a cash breakeven business, and give us options to raise additional financing to further accelerate our growth. We are moving towards charging our customers up front for our software. We can accelerate this change and bring the company to a cash-flow positive position sooner if needed, and we can reduce our engineering expenses to bring our current burn rate down.
The Company currently requires $70K to $90K per month. a month to sustain operations.

Liquidity and Capital Resources

The proceeds of the offering are not necessary to the operations of the Company. We're expecting to raise $2M in financing in our current raise. We expect a fee of approximately $75K to SeedInvest and perhaps $10,000 in legal fees associated with the offering. Approximately 46% of the funds raised will be to expand headcount in our marketing, sales and customer success functions. An additional 20% will be used to fund marketing programs, 15% for increased engineering staff and the remainder with general expenses.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Such additional sources of capital are necessary to the operations of the Company.

As of January 31, 2017, the Company has not yet commenced full scale operations nor generated significant revenue. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years.
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is 4,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

Description of securities

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Restated Certificate of Incorporation, the Bylaws and the Purchase Agreement. The company has yet to file the Restated Certificate of Incorporation and will do so prior to any closing.

The securities offered in this offering.

Investors in this offering can purchase Series Seed Preferred Stock at a price of $0.605 per share. The terms of the Series Seed Preferred Stock are described below in "Classes of securities of the company".

Our Target Amount for this offering to investors under Regulation Crowdfunding is $100,000. Additionally, we have set a minimum Closing Amount of $450,000 for the Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $450,000 from investors through Regulation Crowdfunding before the deadline of June 2, 2017.

The minimum investment is this offering is $500. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding. The company is offering the Series Seed Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:

- greater information and inspection rights.
- if there is a next financing, they will receive the more favorable rights, if any, of major purchasers in the next financing.

- a right a first refusal for the transfer of common stock by a key holder, if the company does not exercise that right,

- participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Classes of securities of the company

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends pari passu with holders of Preferred Shares, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Common Stock voting as a class and excluding shares issued upon conversion of Series Seed Preferred Stock are entitled to designate four directors.

Right to Receive Liquidation Distributions

In general, In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to the lesser of (i) their pro rata share among holders of Common Shares in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holder of Preferred Stock and payment of all of the company's debts and other liabilities or (ii) their pro rata share among holders of Common Shares and Preferred Shares (on an as-converted basis) after payment of all the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series Seed Preferred Stock (including those offered in this offering) and any additional classes of preferred stock that we may designate in the future.

Series Seed Preferred Stock

Dividend Rights

Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Shares voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders may designate one person to serve on the company's Board of Directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of Common Stock.

Conversion Rights

The Series Seed Preferred Stock are convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Purchase Agreement

Under the purchase agreement, investors who have invested $100,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

If the next financing the company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the purchase agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the major purchaser concept is used in such financing). If there is right a first refusal for the transfer of Common Stock by a key holder, and the company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.   Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Purchase Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the company agrees that, in the event the company's Board, and a majority of both (i) the holders of the company's Common Stock then outstanding, and (ii) the holders of a majority Common Stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder

As an investor in Series Seed Preferred Stock of the company, your rights will be more limited than the rights of the holders of Common Stock who control the company in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to Common Stock of the company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters
Each prospective Purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the Purchaser of the purchase, ownership, and sale of the Purchaser's Securities, as well as possible changes in the tax laws.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.
Restrictions on Transfer
Any securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.

Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase Series Seed Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Property, Goods or Services

Related Person/Entity	Business owned by the wife of one of our founders
Relationship to the Company	Wife of one of the founders
Total amount of money involved	$109.00
Benefits or compensation received by related person	Subscription
Benefits or compensation received by Company	Cash
Description of the transaction	The business owned by the wife of one of our founders, purchased a Spiro subscription for $109/month.

Securities

Related Person/Entity	Tom Tucker; Omar Hussain
Relationship to the Company	Members of the Boad of Directors
Total amount of money involved	$250,000
Benefits or compensation received by related person	Notes
Benefits or compensation received by Company	Cash
Description of the transaction	Two of our board members invested in Spiro;

	Tom Tucker invested $150,000 in the convertible notes, and Omar Hussain $100,000.

Intellectual Property

Related Person/Entity	
Relationship to the Company	
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Yes, as part of our initial founding of the company, the founders agreed to provide all of their IP related to our product to the company.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

● Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

● The intermediary will notify investors when the target offering amount has been met;

● The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;

● If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;

● If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

● If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and

● If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Social Security Number or government-issued identification

5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1.   The company becomes a fully-reporting registrant with the SEC

2.   The company has filed at least one annual report, but has no more than 300 shareholders of record

3.   The company has filed at least three annual reports, and has no more than $10 million in assets

4.   The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act

5.   The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1.   To the company that sold the securities

2.   To an accredited investor

3.   As part of an offering registered with the SEC (think IPO)

4.   To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
(Signature)

Adam Honig
_____
(Issuer)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Exhibit B

Spiro Technologies, Inc.
A Delaware Corporation

Financial Statements (Unaudited)
January 31, 2017 and 2016

SPIRO TECHNOLOGIES, INC.

TABLE OF CONTENTS

SPIRO TECHNOLOGIES, INC.
BALANCE SHEETS
As of January 31, 2017 and 2016

		January 31, 2017		January 31, 2016
ASSETS				
Current Assets:				
Cash and cash equivalents	$	343,995	$	341,171
Prepaid expenses		31,230		-
Other current assets		7,700		2,700
Total Current Assets		382,925		343,871
TOTAL ASSETS	$	382,925	$	343,871
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)				
Liabilities:				
Current Liabilities:				
Accounts payable	$	21,764	$	79,583
Deferred revenue		13,021		-
Advance from related party		-		5,530
Accrued interest payable		140,874		56,389
Convertible notes payable, current portion		1,491,625		1,149,375
Total Current Liabilities		1,667,284		1,290,877
Long-Term Liabilities:				
Convertible notes payable, long-term portion		1,142,536		308,125
Total Liabilities		2,809,820		1,599,002
Stockholders' Equity (Deficiency):				
Common Stock, $0.0001 par, 10,000,000 shares authorized, 6,566,725 and 6,510,750 shares issued and outstanding, 6,435,953 and 6,326,868 vested as of January 31, 2017 and 2016, all respectively.		657		651
Additional paid-in capital		16		-
Accumulated deficit		(2,427,568)		(1,255,782)
Total Stockholders' Equity (Deficiency)		(2,426,895)		(1,255,131)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$	382,925	$	343,871

SPIRO TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended January 31, 2017 and 2016

	January 31, 2017	January 31, 2016
Net revenues	$ 21,918	$ -
Costs of net revenues	(15,717)	-
Gross Profit	6,201	-
Operating Expenses:		
General & administrative	482,894	409,926
Research & development	456,638	326,413
Sales & marketing	154,033	283,951
Total Operating Expenses	1,093,565	1,020,290
Loss from operations	(1,087,364)	(1,020,290)
Other Income/(Expense):		
Interest expense	(84,485)	(47,899)
Interest income	63	849
Total Other Income/(Expense)	(84,422)	(47,050)
Provision for Income Taxes	-	-
Net Loss	$ (1,171,786)	$ (1,067,340)

SPIRO TECHNOLOGIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)
For the years ended January 31, 2017 and 2016

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
Balance at January 31, 2015	6,436,250	$ 644	$ -	$ (188,442)	$ (187,798)
Stock based compensation	-		-	-	-
Exercise of stock options	74,500	7	-	-	7
Net loss	-	-	-	(1,067,340)	(1,067,340)
Balance at January 31, 2016	6,510,750	$ 651	$ -	$ (1,255,782)	$ (1,255,131)
Stock based compensation	-	$ -	$ -	$ -	$ -
Exercise of stock options	55,975	6	16	-	22
Net loss	-	-	-	(1,171,786)	(1,171,786)
Balance at January 31, 2017	6,566,725	$ 657	$ 16	$ (2,427,568)	$ (2,426,895)

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

SPIRO TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended January 31, 2017 and 2016

	January 31, 2017	January 31, 2016
Cash Flows From Operating Activities		
Net Loss	$ (1,171,786)	$ (1,067,340)
Adjustments to reconcile net loss to net cash used in operating activities:		
Services paid with convertible notes payable	181,050	183,125
Stock compensation expense	-	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in prepaid expenses	(31,230)	593
(Increase)/Decrease in other current assets	(5,000)	-
Increase/(Decrease) in accounts payable	(57,819)	71,409
Increase/(Decrease) in deferred revenue	13,021	-
Increase/(Decrease) in accrued interest payable	84,485	47,904
Net Cash Used In Operating Activities	(987,279)	(764,309)
Cash Flows From Financing Activities		
Repayments on advance from related parties, net	(5,530)	(13,835)
Proceeds from issuance of convertible notes payable	995,611	316,275
Proceeds from stock option exercises	22	7
Net Cash Provided By Financing Activities	990,103	302,447
Net Change In Cash	2,824	(461,862)
Cash at Beginning of Period	341,171	803,033
Cash at End of Period	$ 343,995	$ 341,171
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Services paid with convertible notes payable	$ 181,050	$ 183,125

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Spiro Technologies, Inc. (the "Company"), is a corporation organized June 10, 2014 under the laws of Delaware and is headquartered in Massachusetts. The Company produces self-writing customer relationship management (CRM) software which it sells as a service.

As of January 31, 2017, the Company has not yet commenced full scale operations nor generated significant revenue. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted a January 31 fiscal year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. The Company held $177,366 and $252,369 of its cash balances in money market funds as of January 31, 2017 and 2016, respectively, which are not insured by the FDIC.

Accounts Receivable

The Company receives payment in advance on most of its sales, so receivables are generally limited. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has no accounts receivable as of January 31, 2017 and 2016.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No property and equipment have been recorded as of January 31, 2017 and 2016.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenue is generally billed and collected up front, and revenues are recognized over the underlying service period. Merchant fees on collected revenues are charged to costs of net revenues.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $456,638 and $326,413 for the years ended January 31, 2017 and 2016, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern. As of January 31, 2017 the Company's available cash was $343,995. The Company incurred a substantial loss from operations and had negative cash flows from operating activities for the year ended January 31, 2017. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities. These projections, and certain liquidity risks, raise substantial doubt about whether the Company will be able to meet current operating demands. As a result of these factors, there exists substantial doubt to whether the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4: STOCKHOLDERS' EQUITY

The Company has authorized 10,000,000 shares of $0.0001 par value common stock. The Company has reserved 1,200,000 shares of common stock for issuance under the 2014 Stock Plan, as discussed in Note 7.

Stock Issuances

At inception, the Company granted 5,000,000 shares of common stock to the CEO at $0.0001 per share. In November 2014, the Company issued 1,250,000 shares of common stock to an executive of the Company at $0.0001 per share.

Option Exercises

During the year ended January 31, 2015, a stock option was exercised at its exercise price of $0.0001 per share, resulting in the issuance of 186,250 shares of common stock.

During the year ended January 31, 2016, a stock option was exercised at its exercise price of $0.0001 per share, resulting in the issuance of 74,500 shares of common stock.

During the year ended January 31, 2017, stock options were exercised at exercise prices of $0.001-$0.0001 per share, resulting in the issuance of 55,975 shares of common stock.

The exercised options were exercised under the early exercise provisions of the option agreements, and are therefore subject to vesting and repurchase provisions. As of January 31, 2017 and 2016, 130,772 and 183,882 shares were unvested and subject to repurchase upon termination of service with the Company (as further defined in the agreements). Such shares vest over a weighted average period of 13 months as of January 31, 2017.

NOTE 5: CONVERTIBLE NOTES

Convertible Notes Payable – Fiscal Year 2015 Issuances

During the year ended January 31, 2015, the Company issued convertible promissory notes for total principal of $958,100, of which $13,500 were paid non-cash by services to the Company. The notes bear simple interest of 4% per annum and require no payments until maturity. These notes matured in October 2016, and are therefore in default as of January 31, 2017. The notes continue to accrue interest. These notes' then outstanding principal and interest are subject to the following conversion features:

a) Automatic conversion at a qualified financing (as defined in the note agreements) of greater than $3,000,000, at a price per share equal to the lesser of the 75% for $690,000 of these notes, or 80% for $268,100 of these notes, of the price per share in the triggering equity financing or at the price per share implied by the valuation cap (described below) applied to the Company's capitalization (as defined in the note agreements).

b) Optional conversion at any time on or after maturity at the noteholders' election at the price per share implied by a pre-money valuation of $4,000,000 applied to the Company's capitalization (as defined in the note agreements).

c) Upon a sale transaction (as defined in the agreements) the note holders receive a cash payment equal to the greater of two times the then outstanding principal and accrued interest or the amount the holder would have received in the sales transaction had the outstanding principal and accrued interest been converted immediately prior the sale transaction at the price per share implied by a pre-money valuation of $4,000,000 applied to the Company's capitalization (as defined in the note agreements).

Of these notes, $300,000 are subject to a valuation cap of $5,000,000, while the remainder are not subject to a valuation cap.

Convertible Notes Payable – Fiscal Year 2016 Issuances

During the year ended January 31, 2016, the Company issued convertible promissory notes for total principal of $499,400, of which $183,125 were paid non-cash by services to the Company. The notes bear simple interest of 4% per annum and require no payments until maturity. These notes mature between October 2016 and January 2018. Three notes for total principal of $230,000 are past maturity as of January 31, 2017, and are therefore in default. The notes continue to accrue interest. These notes' then outstanding principal and interest are subject to the following conversion features:

a) Automatic conversion at a qualified financing (as defined in the note agreements) of greater than $3,000,000, at a price per share equal to the lesser of the 80% of the price per share in the triggering equity financing.

b) Optional conversion at any time on or after maturity at the noteholders' election at the price per share implied by a pre-money valuation of $4,000,000 applied to the Company's capitalization (as defined in the note agreements).

c) Upon a sale transaction (as defined in the agreements) the note holders receive a cash payment equal to the greater of two times the then outstanding principal and accrued interest or the amount the holder would have received in the sales transaction had the outstanding principal and accrued interest been converted immediately prior the sale transaction at the price per share implied by a pre-money valuation of $4,000,000 applied to the Company's capitalization (as defined in the note agreements).

Convertible Notes Payable – Fiscal Year 2017 Issuances

During the year ended January 31, 2017, the Company issued convertible promissory notes for total principal of $1,176,661, of which $181,050 were paid non-cash by services to the Company. The notes bear simple interest of 4% per annum and require no payments until maturity. These notes mature between April 2018 and January 2019. These notes' then outstanding principal and interest are subject to the following conversion features:

  a) Automatic conversion at a qualified financing (as defined in the note agreements) of greater than $3,000,000 at a price per share equal to the lesser of the 80% of the price per share in the triggering equity financing or at the price per share implied by the valuation cap (described below) applied to the Company's capitalization (as defined in the note agreements).
  b) Optional conversion at any time on or after maturity at the noteholders' election at the price per share implied by a pre-money valuation of $5,000,000 (except for on $150,000 of these notes, where a pre-money valuation of $4,000,000 applies) applied to the Company's capitalization (as defined in the note agreements).
  c) Upon a sale transaction (as defined in the agreements) the note holders receive a cash payment equal to the greater of two times the then outstanding principal and accrued interest or the amount the holder would have received in the sales transaction had the outstanding principal and accrued interest been converted immediately prior the sale transaction at the price per share implied by a pre-money valuation of $5,000,000 (except for on $150,000 of these notes, where a pre-money valuation of $4,000,000 applies) applied to the Company's capitalization (as defined in the note agreements).

Of these notes, $995,611 are subject to a valuation cap of $5,000,000, while the remainder are not subject to a valuation cap.

Convertible Note Balances

As of January 31, 2017 and 2016, outstanding principal on the convertible notes totaled $2,634,161 and $1,457,500, respectively, of which $315,000 and $260,000 were held by related parties, respectively. Accrued interest related to these convertible notes totaled $140,874 and $56,389 as of January 31, 2017 and 2016, respectively. The Company recognized $84,485 and $47,899 of interest expense related to the convertible notes during the years ended January 31, 2017 and 2016, respectively.

NOTE 6: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended January 31, 2017 and 2016, cumulative losses through January 31, 2017, and no history of generating taxable income. Therefore, full valuation allowances were recorded against deferred tax assets of $823,297 and $425,690 for the years ended January 31, 2017 and 2016, respectively. Accordingly, no provision for income taxes has been recognized for the years ended January 31, 2017 and 2016. Deferred tax assets were calculated using the Company's effective tax rate, which it estimates to be 34%.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of January 31, 2017 and 2016, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $2,421,461 and $1,252,029, respectively, which may be carried forward and will expire if not used between 2034 and 2036 in varying amounts. Such amounts have been fully reserved in the valuation allowance discussed above.

NOTE 7: EQUITY-BASED PAYMENTS

The Company has adopted the 2014 Stock Plan, as amended and restated (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. Under the Plan, the number of shares authorized was 1,200,000 shares as of each January 31, 2017 and 2016. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 842,025 and 862,650 as of January 31, 2017 and 2016, respectively.

The Plan permits the grant of immediately exercisable options. Unvested shares are subject to repurchase at the lower of the then-fair market value or the exercise price if the holder's service terminates for any reason.

A summary of information related to stock options as of and for the years ended January 31, 2017 and 2016 is as follows:

	January 31, 2017		January 31, 2016	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	76,600	$ 0.0001	37,250	$ 0.0001
Granted	20,625	$ 0.0010	113,850	$ 0.0001
Exercised	(55,975)	$ 0.0004	(74,500)	$ 0.0001
Forfeited	-	$ -	-	$ 0.0001
Outstanding - end of year	41,250	$ 0.0001	76,600	$ 0.0001
Exercisable at end of year	27,208	$ 0.1300	2,000	$ 0.0001
Weighted average grant date fair value of options granted during year	$ -		$ -	
Weighted average duration (years) to expiration of outstanding options at year-end	7.5		8.5	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The Company's stock option issuances to date were estimated to have a trivial value under a Black-Scholes valuation and therefore no compensation cost was recognized in conjunction with the Company's option grants to date.

NOTE 8: RELATED PARTIES

During the course of business, the CEO advances funds to the Company and paid expenses on the Company's behalf. As of January 31, 2017 and 2016, $0 and $5,530, respectively, were due from the Company to the CEO under such arrangements. These advances bear no interest and are payable on demand.

As discussed in Note 5, $315,000 and $260,000 of the convertible notes payable were held by related parties as of January 31, 2017 and 2016, respectively.

NOTE 9: COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: SUBSEQUENT EVENTS

Convertible Note Issuances

Subsequent to January 31, 2017, the Company issued an additional $203,188 of convertible notes paid in cash and $12,363 paid in services. The terms of these issuances are similar to those described as fiscal year 2017 issuances in Note 5.

Management's Evaluation

Management has evaluated subsequent events through March 15, 2017, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

Exhibit C



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Spiro Technologies

Self-writing customer relationship management (CRM) software that uses artificial intelligence proven to increase sales effectiveness. Edit Profile

$500	$4,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

Spiro Technologies is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Spiro Technologies without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Customer Relationship Management (CRM) Market Size

$26 Billion

CRM Market Annual Growth

12%+

- Investors include Hyperplane Venture Capital and 10X Venture Partners
- Growing at +20% month-over-month
- Founders have more than 40 years experience in the CRM Industry
- CEO co-founded two other start-ups with successful exits

- Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $4,000,000
- Target Minimum Raise Amount: US $450,000
- Offering Type: Side by Side Offering

SPIRO

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"Spiro turns the clutter of sales into a quick, easy and clean process. Time is money and Spiro is saving me a ton of time." - Kegan Klein, Act-On Software

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Our Vision: Salespeople Never Need to use our Product

Our founding team has worked in the CRM industry for over 40 years, and has seen company after company struggle with CRM technology. **Salespeople hate using CRM** because it requires constant data entry, it only provides value to their managers, and it is not mobile friendly. This results in **poor adoption**, wasted sales time, and companies not implementing CRM with justifiable concern that their sales teams won't use it.

Our vision is to create a **CRM so intelligent that it automatically updates itself** as a salesperson works, by using new technology like artificial intelligence, natural language processing, and machine learning. Furthermore, our solution uses the information it collects about the deals a salesperson is working on to provide that salesperson with proactive updates and alerts to drive sales forward.

In our experience, Spiro captures on average 7 times more information about a sales process than a typical CRM. This enables **sales managers to forecast their business more accurately**, and provides them with rich data to guide and coach their sales teams.

It is logical to think that every company would need a CRM solution to help their sales teams, but research from Gartner shows that **50% of companies still do not use CRM**. Our belief is that these companies want the advantages of CRM, but the right solution for them hasn't previously existed.

Salespeople love Spiro because its **proactive advice helps them close more deals**. Sales managers love Spiro because it helps them get **better insights in how to coach and manage their teams**.

Our Go To Market Strategy: Be A Lifestyle Brand for Salespeople

Today's **sales professionals face unique challenges**. For example, **even the best salespeople face daily rejection** from prospects, which requires mental toughness to overcome. This is compounded by the fact that more than 50% of salesperson's take home pay may be determined by their ability to close business.

We've built our blog around the needs of today's salespeople, and although the content is designed to educate, it is also designed to amuse and connect with our audience. We regularly publish articles such as "7 Signs Your Prospect is Just Not That Into You", "9 Things Ridiculously Successful Sales Managers Do Every Day" and "10 Reasons Why Everyone Should Date a Salesperson".

Each of our blog posts are **typically shared between 3,000 and 10,000 times** on LinkedIn, Facebook and Twitter, driving over **150,000 unique visitors to our site per month**. This in turn generates significant interest and awareness for our product, resulting in over **1,000 software trials started per month**, and **over 75 monthly inbound sales meetings requested** by our website visitors.

Spiro utilizes an inside sales model, which has been proven by companies such as LogMeIn and HubSpot to be both **cost effective and successful in selling products in similar price points**. Our typical sales cycle has been just 33 days.

Pitch Deck

Highlights   Overview
Product & Service   Team Story
Q&A with Founder   Term Sheet
Prior Rounds   Financial Discussion
Market Landscape
Data Room
Updates   SeedInvest

Spiro Technologies
Using artificial intelligence to create a self-writing CRM

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Product & Service

Spiro: Self-Writing CRM

Spiro is a **different and new type of CRM**. We use artificial intelligence to solve the primary challenges of CRM: getting salespeople to use it. Spiro is a **fully sales-oriented CRM** that allows sales teams to manage their leads, contacts, accounts and opportunities. It was built for a mobile-first world and has easy-to-use **iPhone** and **Android** apps, along with a **modern web application**.

One of Spiro's **competitive differentiators** is how data is entered. **Spiro reads and understands salespeople's emails** and calendars for sales context. Our software was trained with data from over 16,000 salespeople and automatically creates and updates a salesperson's opportunity pipeline, their contacts (and contacts details like phone numbers, titles, etc.), accounts and more.

Spiro can also interact with salespeople via email. Sales professionals can have an email conversation with Spiro about their prospects and create and update information via these interactions. Once Spiro has gathered information, it provides **proactive advice and guidance on who to call**, email and follow-up with. We call this a self-writing to do list of all the actions a sales rep needs to take.

When we were training Spiro, we asked the first two thousands users to rate each of Spiro's recommendations. After three month's **Spiro's accuracy was consistently rated 4.5 (out of 5) or higher.**

Sales Growth and Customers

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Since launching our self-writing CRM in December of 2016, we've seen **revenue growth over 20% month-over-month** and are expecting to end **March of 2017 with over $120,000 in ACV**.

Spiro is initially **targeting mid-enterprise companies** who employ between 50 and 1,000 employees. These companies face what we call a "Goldilocks problem" with existing CRM solutions: **they don't have the resources to successfully use big CRM** programs like salesforce.com, SAP or Microsoft, yet **their requirements are too sophisticated to use the SMB solutions** offered by HubSpot, Sage and others. Spiro's self-writing CRM is powerful, but so simple to adopt and use that it is an **ideal solution for this market**. Our success in the mid-enterprise market will ultimately enable us to expand to larger, enterprise companies

A **typical customer of Spiro's is Worldwide Machinery**, a $100M revenue logistics and heavy equipment rental company. This company had **previously used Zoho CRM, but abandoned it** and wasn't using any CRM solution. One member of their rentals sales team **started a free trial of Spiro**, and after a short sales cycle, **they adopted Spiro as their CRM** for the entire rentals team. They told us that **they chose Spiro because of its self-writing capabilities to improve sales productivity.** We are now in active discussions with other divisions of Worldwide Machinery about using Spiro as well.

Gallery



Spiro is an AI-Powered, Self-Writing CRM. Spiro uses AI to create a completely different type of CRM to make salespeople more productive

Media Mentions







PLAY BIGGER | heroku | THE HUFFINGTON POST | SellingPower

Team Story

The **three founders of Spiro all worked together** at a CRM consulting firm called Innoveer Solutions, founded by Spiro CEO Adam Honig.

Under Adam's leadership, **Innoveer grew to be one of the largest salesforce.com consulting partners** with offices in the U.S., Europe and India. Innoveer **implemented salesforce.com for thousands clients** including Charles Schwab, New York Life, Medtronic and Staples. Innoveer was a regular winner of CRM magazine's annual awards and **Adam sold the business in 2012** to Cloud Sherpas, which in turn was purchased in 2014 by Accenture.

Spiro's founders learned first hand that existing **CRM solutions were expensive and hard to get salespeople to use**. For example, Covidien, the large medical equipment company, spent $3M on consulting fees to implement salesforce.com across their field sales organization. One month after going live with salesforce.com, **under 10% of their team was using the product**. They then spent an additional $500,000 in consulting fees to engage the field sales team and get them to use salesforce.com.

The inspiration for Spiro -- which takes its name from the Latin *spirare* which means to breathe - came from the **movie *Her.*** After seeing the movie, which is about a futuristic, AI assistant played by the voice of Scarlett Johansson, Adam told Andy and Justin that he knew what their next project would be.

Meet the Founders



Adam Honig
CEO & CO-FOUNDER

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Prior Rounds
Financial Discussion
Market Landscape
Data Room
Updates
SeedInvest

Adam is a known expert on sales and CRM. Adam co-founded Spiro after helping deploy solutions to over 300,000 salespeople with the conviction that a different approach was needed.

Prior to Spiro, Adam founded and was the CEO of Innoveer Solutions, a firm he built to be one of the largest Salesforce.com consulting partners world-wide. After Innoveer was acquired by Cloud Sherpas, Adam was responsible for Cloud Sherpas' US CRM business and lead a $50M+ P&L.

Prior to starting Innoveer, Adam was a co-founder and VP of Sales for Open Environment Corporation, which was a pioneering middleware software company. Adam lead Open Environment to $30M in annual sales, a successful IPO and its eventual sale to Borland International.

Adam started his career at Cambridge Technologies, and holds a B.A. in Philosophy from Cornell University.



Andy Levi
CTO AND CO-FOUNDER

Andy is a strategic technical thinker, with a proven track record in building solutions that salespeople actually use. As Spiro's CTO, Andy is responsible for the day-to-day strategy and management of Spiro's product and software development team.

Prior to co-founding Spiro, Andy was a technical architect and business applications Director at Forrester Research and IntraLinks Corporation.

Adam and Andy worked together at Innoveer Solutions, where Andy was the Director of Innoveer's New England practice. Andy is originally from Venezuela, and worked in Cambridge Technology's Latin America office before moving to the United States. Andy has a B.Sc. in Systems Engineering from Universidad Metropolitana.



Justin Kao
VP, CUSTOMER & REVENUE



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Justin is a sales process expert and customer success advocate who is responsible for driving sales and customer success at Spiro.

Prior to co-founding Spiro, Justin worked as a project manager and solutions architect at Mavens Consulting, Cloud Sherpas and Innoveer Solutions.

Justin holds a BS in Finance and Information Systems from Boston College.

Notable Advisors & Investors



Rob Wadsworth

Investor, Managing Director of HarbourVest, a large private equity investor.



Walt Winshall

Investor, Principal of Collaborative Seed and Growth Partners, LLP.

Highlights
Product & Service
Q&A with Founder
Prior Rounds
Market Landscape
Data Room
📢 Updates

Overview
Team Story
Term Sheet
Financial Discussion

✉ SeedInvest



Omar Hussain

Investor, Former CEO of Imprivata, and a seasoned technology executive.



Hyperplane

Investor, Investment firm focused on exceptional founders.



PLAY BIGGER

Christopher Lochhead

Investor, Former CMO of Mercury Interactive, Scient and Vantive Corp.



10X Venture Partners

Investor, Seed stage (and beyond) investment group.



Manuel Bronstein

Advisor, Product Management, YouTube.

Highlights
Product & Service
Q&A with Founder
Prior Rounds
Market Landscape
Data Room
Updates
Overview
Team Story
Term Sheet
Financial Discussion
SeedInvest

Q&A with the Founder

Q: Please provide some background on the company.

Spiro Technologies: We incorporated in June 2014 and became operational in October 2014. We launched our first product in November 2015. It was our personal sales assistant product which had features like identifying contacts and who to call within organizations. It was built on top of Salesforce and while we accumulated 10,000 free users, we realized our product would be much more valuable to us and our customers if it became a full AI-powered CRM. Then in early Summer 2016, we started to charge for the personal edition and in late fall, we launched the full enterprise product.

Q: Tell me about the business model and products (Personal and Team editions and Voice)?

Spiro Technologies: Spiro Personal Edition product is primarily a lead generation tool for us. Over the past three months, 3,000 salespeople have signed up to try Spiro. We use the data from these 21 day free trials to continue to train our AI solution, and we target these free trial users of Spiro to buy our enterprise product, Spiro Team Edition. Almost all of the sales of Spiro Team Edition come from leads generated through the Personal Edition. From our inbound marketing efforts and trial users, we've been generating around 75 sales appointments a month, which has helped us grow revenue and build a large pipeline. We have over 25 paying customers on Spiro Team Edition, with in total around 400 seats. Spiro Voice is a new offering and allows inside sales teams to utilize click-to-call functionality and SMS texting from within Spiro's web application. At this point we have two customers paying for this product.

Q: What does the sales funnel in your deck represent?

Spiro Technologies: Almost all sales have been all inbound historically and we are just starting our outbound efforts. We have been able to drive inbounds with the content on our website; we kind of look our voice like a "buzzfeed of sales". In February alone, we had 200K unique visitors and 3K shares of our blog; we also had 2K freemium sign ups, 1,200 trials starter, 104 sales meetings, 40 paying customers.

Q: How do you provide your product to companies in different verticals?

Spiro Technologies: Right now, we do not have separate versions of the product for different verticals but we are seeing most of our customers in the industrial/ manufacturing, logistics, and business services space. So we've honed in on these industries where we have seen a concentration of customers.

Q: What are the Key Partnerships you have with Salesforce.com, HubSpot, Sales Humor?

Spiro Technologies: Salesforce, Hubspot – We are partnered with them in their stores with our personal assistant legacy product. We are also competitors at this point with our CRM products. Sales Humor – this is a publisher & affiliate partner that drives traffic to us

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.



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TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $1,000,000	US $1,000,000
Minimum investment	$20,000	US $500
Target minimum	US $450,000	US $450,000
Closing Amount	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $450,000 under the Combined Offerings (the "Closing Amount") by June 2, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $450,000 under the Combined Offerings (the "Closing Amount") by June 2, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

If Minimum Amount Is Raised

- Sales and marketing he...
- Marketing programs
- Engineering staff
- General

Highlights

Product & Service

Q&A with Founder

Prior Rounds

Market Landscape

Data Room

Updates

Overview

Team Story

Term Sheet

Financial Discussion

SeedInvest

If Maximum Amount Is Raised

- Marketing programs
- Sales and marketing he...
- Engineering staff
- General

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Spiro Technologies's prior rounds by year.

SPIRO

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$5200000	
$5000000	
$4800000	
$4600000	
$4400000	
$4200000	
$4000000	
$3800000	
	Seed (Convertible) · Current Seed (Preferred)

This chart does not represent guarantees of future valuation growth and/or declines.

Seed

Round Size	US $443,085
Close Date	Mar 1, 2017
Security Type	Convertible Note
Valuation Cap	US $5,000,000

Highlights

Product & Service

Q&A with Founder

Seed

Round Size	US $915,002
Close Date	Feb 1, 2016
Security Type	Convertible Note
Valuation Cap	US $5,000,000

Overview

Team Story

Term Sheet

Financial Discussion

Prior Rounds

Market Landscape

Data Room

📣 Updates

✉ SeedInvest

Seed

Round Size	US $1,491,625
Close Date	Nov 1, 2014
Security Type	Convertible Note

Financial Discussion

Please see the financial information attached to the Form C as Exhibit B and and attached hereto in addition to the following information.

Operations

As of January 31, 2017, the Company's available cash was $343,995. The Company incurred a substantial loss from operations and had negative cash flows from operating activities for the year ended January 31, 2017. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities. These projections, and certain liquidity risks, raise substantial doubt about whether the Company will be able to meet current operating demands. As a result of these factors, there exists substantial doubt to whether the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We anticipate that this financing will give us the runway to bring Spiro to a cash breakeven business, and give us options to raise additional financing to further accelerate our growth. We are moving towards charging our customers up front for our software. We can accelerate this change and bring the company to a cash-flow positive position sooner if needed, and we can reduce our engineering expenses to bring our current burn rate down.

The Company currently requires $70K to $90K per month. a month to sustain operations.

Liquidity and Capital Resources

The proceeds of the offering are not necessary to the operations of the Company. We're expecting to raise $2M in financing in our current raise. We expect a fee of approximately $75K to SeedInvest and perhaps $10,000 in legal fees associated with the offering. Approximately 46% of the funds raised will be to expand headcount in our marketing, sales and customer success functions. An additional 20% will be used to fund marketing programs, 15% for increased engineering staff and the remainder with general expenses.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Such additional sources of capital are necessary to the operations of the Company.

As of January 31, 2017, the Company has not yet commenced full scale operations nor generated significant revenue. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years.

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The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is 4,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape



Highlights

Product & Service

Q&A with Founder

Prior Rounds

Market Landscape

Data Room

Updates

Overview

Team Story

Term Sheet

Financial Discussion

SeedInvest

According to Gartner, the CRM software market reached $26.3B in 2015, up from $23.2B in 2014, representing a 12.3% annual growth. The analyst firm forecast the CRM market reaching $36.5 billion by 2017.

Overall CRM Market

According to market research firm Gartner Group, the CRM market is expected to be $26B in 2015, and has been growing 15% annually. While salesforce.com is the market leader, their market share is estimated to be 22%, and the number two player SAP's market share is less than 12%. Notably, +**50% of companies have no CRM or a homegrown solution.**

Spiro's Initial TAM

We are initially focused on mid-sized companies (50 to 1,000 employees). According to LinkedIn, there are 147,000 such companies, with an average of 24 sales related employees per company. This would represent an initial **$2.2B TAM for Spiro** at our current price of $36/user/month.

Upon success in this market, it is like that Spiro will expand its product offerings for larger companies and further expand our addressable market.

Risks and Disclosures

The development and commercialization of our products is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and may have superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Adam Honig who is the CEO of the Company. The Company has or intends to enter into employment agreements with Adam Honig although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Adam Honig or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people. The Company is dependent on Adam Honig in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Adam Honig die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.



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Exhibit D



Spiro Technologies

Using artificial intelligence to create a self-writing CRM

Disclosure

This presentation contains offering materials prepared solely by Spiro Technologies without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry.

These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Spiro's founders have been focused on CRM for over 40 collective years and all previously worked at Innoveer Solutions

ANDY LEVI, CTO
LINKEDIN BIO

JUSTIN KAO,
SALES & CUSTOMER
LINKEDIN BIO

ADAM HONIG, CEO
LINKEDIN BIO

FOUNDED 2 OTHER COMPANIES
WHICH RESULTED IN AN IPO AND
TWO SUCCESSFUL MERGERS

In addition to the founders, Spiro has one employee in Boston, a contract BDR and 11 engineers in Sarajevo, Bosnia

SPIRO



We were inspired
by the movie *Her*

SPIRO



CRM was a $26.3B market in 2015, growing 12% annually

Salesforce is the largest player, with 19.7%. SAP is #2, with 10.2%

50%+ of companies have no CRM or a homegrown solution

* According to Gartner Inc.

SPIRO



CRM's first problem: salespeople **hate** it

Requires constant data entry

Not proactive

Not mobile friendly



Second problem:
mid-enterprise poorly
served

"Goldilocks problem" for
existing products

Lack of IT sophistication
hampers adoption

SPIRO



WHAT'S NEXT
FOLLOW UP WITH REINSURANCE GROUP
C'mon, finish the set! I saw you talked to Reinsurance Group of America on Last Friday. Have you spoken since?
EMAIL DAVID PETERSON
MetroPCS Communications
Don't be a resolutionary and only hit the gym in January. Stick to it! Keep up the relationship.

Spiro uses AI to create a completely different type of CRM to solve these problems

We call it a self-writing CRM

SPIRO

Spiro understands email for sales context



Quick Follow Up - adam@spirohq.com - Spiro Technologies, Inc. Mail
Secure
https://mail.google.com/mail/u/0/?ui=2&view=btop&ver=1pfsd24tfcyv9&search...
Quick Follow Up
Inbox x
Adam Honig
12/21/16
Dennis,
help your sales teams reach more prospects and ultimately close more opportunities while
reducing data entry in Salesforce.
You had mentioned that you wanted to arrange for a Spiro demo for one of your managers, and
also potentially your VP. Have you had a chance to do that? Should we arrange another call?
Thanks for your help,
Adam

Checks and confirms email was sent to contact connected to meeting the prior week

High probability sales related activity based on language

Recognizes planning language about proposed next steps

<u>Outcome:</u>

- Spiro creates opportunity, adds account
- Associates contact to both
- Connects past emails and meetings

Spiro talks with salespeople over email to add information and set reminders



Eli Manning <eli@nygiantsfoodballfake.
Jan 6 (12 days ago)
to me
Hi Ari,
Great meeting you too. Let's connect after we win the Super Bowl again.
Click here to Reply or Forward
1) Response from prospect to email
Fwd: Nice Meeting You!
Onagio <o@onagio.com>
to Spiro
Opportunity Name: 10,000 Tricorders
Amount: 100000
---------- Forwarded message ----------
From: Eli Manning <eli@nygiantsfoodballfake.com>
Date: Fri, Jan 6, 2017 at 3:18 PM
Subject: RE: Nice Meeting You!
To: o@onagio.com
Hi Ari,
Great meeting you too. Let's connect after we win the Super Bowl
2) Forward email to Spiro
3) Spiro updates itself based on context
Eli Manning
NY Giants Foodball
SEND EMAIL
REMIND ME
SEARCH
DELETE
PHONE
+1 212 555 1212
EMAIL
eli@nygiantsfoodballfake.com
MOBILE PHONE
+1 914 244 0000
DESCRIPTION

Spiro creates self-writing to do list of calls, emails & follow-ups


AT&T LTE
9:08 AM
TODAY
CALL BOB CECCHINI
Comcast Business
There is no need to haggle over the cost, dear. The phone call is worth it. Call Bob.
EMAIL NICK WALDEN
ADS Security L.P.
Now, bubeleh, while you check in with Nick let me do all your laundry. Oh stop, I insist!

Data shows this as a high priority opportunity, but haven't connected recently

Spiro knows many calls have been made to Nick but none have been answered; recommending an email instead

SPIRO



Spiro is the right solution for mid-enterprise companies like Worldwide Rentals

$100M revenue logistics and heavy equipment rental equipment company

Purchased Zoho CRM but abandoned it after salespeople never used it

Chose Spiro because of its self-writing capabilities to improve sales productivity

SPIRO

We have found that Salesforce is no longer focused on the mid enterprise

CRM market need is in the mid-enterprise
50 – 999 Employees
22% - 2.5M Salespeople

They need big deals to keep growing at their pace

We continually hear that their RelateIQ purchase hasn't gone well

Small crop of 'next generation CRM' players have emerged:

The other players are cheaper, easier to use versions of Salesforce. Not a significant difference in approach.

SPIRO

Sales technology market *appears* crowded

CRM:















Prospect

Contact Data

Lead Ranking

Lead Enrich

Social Apps

Email Auto

Dialing Auto

Qualify

Demo / Presentation

Proposal

CPQ

Close

Contract Management

Referral

Sales Ops:

Content

Quota

Motivation

Territory

Forecasting

Comp Admin

Partner

Adopted from from https://www.scalevp.com/blog/the-sales-tech-stack

These other tools don't exist separately from CRM and ultimately become CRM features

CRM:



Sales Ops:

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.



Average Spiro sales cycle (lead to close) 33 days

<u>Inbound</u>
Organic Search
Social Content Sharing

<u>Outbound</u>
Facebook App Install Ads
Google Search Ads
Direct Email Campaigns



Targets

Leads

Opportunities

Content offers

Email Signups   Spiro Trials   Proposals

Drift   Demos   Pilots

Inbound
emails

Team
Edition
Purchase

($36/user/
month)

Users / sale: 5 – 20   LTV: CAC 3.39   Running monthly churn: 1.35%   MRR: $9K, growing 30% monthly

SPIRO

Spiro Growth



Ending Month MRR

MRR has been growing ~25% m/m
Open pipeline is just under $1M ARR



Avg Seat Price

Spiro pricing ranges from Personal Edition ($18/month) to Team Edition ($36/month) to Voice Edition ($66/month)

SPIRO



Spiro's initial TAM is $2.2B in the US alone

147,000 Mid-Enterprise companies in the US, according to LinkedIn

Typical company would require 24 Spiro licenses

$15,000 average ARR

Exhibit E

EXHIBIT E – Video Transcript

Bill is a legendary sales person, amazing with customers, and he uses Spiro to help him automatically stay on top of everything in his sales life. Spiro is the intelligent sales platform for sales people who want to make more money. While Bill is talking to a hot prospect, Spiro is going through his email and calendar to automatically generate his pipeline. Once his meeting is over, Spiro knows he's free for an hour, so it's a good time to follow up with Michael from Children's Hospital. Spiro shows Bill just what he needs to see to make the call. Bill never entered this reminder for any data about the deal. After the call Spiro writes a note about what happened, and sets a reminder for the next call. Thanks to Spiro's help, it seems that Bill is in a prime position to win the deal. Legendary sales people crush their quotas, and make it look easy. Maybe they're lucky, or maybe they're using Spiro.